July 11, 2006
Securities and Exchange Commission
Division of Corporation Finance
100 F. Street, NE
Washington, D.C. 20549-4561
Attn: Brad Skinner, Accounting Branch Chief
Dear Mr. Skinner:
Covansys Corporation is in receipt of the Commission’s comment letter dated June 28, 2006 on its review of our Form 10-K for the fiscal year ended December 31, 2005 and of our Form 10-Q for the period ended March 31, 2006. Because of the Company’s month end and quarter end closing schedule, the Company hereby requests an extension of 10 business days to respond to the Commission’s comments.
Sincerely,
/s/ Thomas E. Lindsey
Thomas E. Lindsey
Vice President and Chief Accounting Officer